                        UNITED STATES
             SECURITIES and EXCHANGE COMMISSION
                   Washington, D.C, 20549

                        SCHEDULE 13D/A


          Under the Securities Exchange Act of 1934


                MICROLEAGUE MULTIMEDIA, INC.
                      (Name of Issuer)

                        Common Stock
               (Title of Class of Securities)

                         59507T 10 0
                       (Cusip Number)


                       Bruce B. Howat
                    Ameritech Corporation
                     30 S. Wacker Drive
                  Chicago, Illinois  60606
                       1-800- 257-0902
        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)

                        June 6, 1997
   (Date of Event which Requires Filing of this Statement)

     The undersigned registrant hereby files the following exhibits to its Schedule 13D dated June 6, 1997.

Item 7.   Material to be Filed as Exhibits.

Exhibit 7.2 Acquisition Agreement dated June 6, 1997 among The Hearst Corporation, Kidsoft,
              L.L.C., KidSoft Holdings, Inc., Ameritech
              Corporation, Ameritech KidSoft Holdings,
              Inc., KidSoft, Inc., Daniel D. Barry and
              Lawrence R. Gross.

Exhibit 7.3 Stock Purchase Agreement dated June 6, 1997 among MicroLeague Multimedia, Inc., Hearst
              Corporation and Ameritech Corporation.

Exhibit 7.4.  Escrow Agreement dated June 6, 1997 among
              John Connors, as representative of The Hearst
              Corporation, Ameritech Corporation, KidSoft, Inc.,
              Daniel D. Barry and Lawrence R. Gross, MicroLeague
              Multimedia, Inc. and Summit Bank.

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.


                               AMERITECH CORPORATION


Dated: June 26, 1997           By:/s/ Bruce B. Howat
                                      Bruce B. Howat
                                      Secretary